UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 LEUKOSITE, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   52728R 102
                                 (CUSIP Number)

                             Kenneth M. Socha, Esq.
                              Perseus Capital, LLC
                         The Army and Navy Club Building
                         1627 I Street, N.W., Suite 610
                              Washington D.C. 20006
                            Tel. No.: (202) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  July 20, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       Continued on the following page(s)
                               Page 1 of 21 Pages
                             Exhibit Index: Page 21

CUSIP No.  52728R 102                                         Page 2 of 21 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus Capital, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                         7     SOLE VOTING POWER
                      NUMBER OF                1,447,595(1)
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY
                        EACH             9     SOLE DISPOSITIVE POWER
                      REPORTING                1,447,595(1)
                       PERSON
                        WITH             10    SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,447,595(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.4%

14       TYPE OF REPORTING PERSON*
         OO

---------------
(1) Please see Item 5 for a description of each of the Reporting Persons (as defined herein) interest in the Company (as defined herein).

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 3 of 21 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                         7     SOLE VOTING POWER
                      NUMBER OF                1,447,595(1)
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  1,447,595(1)
                        WITH
                                         10    SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,447,595(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.4%

14       TYPE OF REPORTING PERSON*
         OO

---------------
(1) Please see Item 5 for a description of each of the Reporting Persons (as defined herein) interest in the Company (as defined herein).

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 4 of 21 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                         7     SOLE VOTING POWER
                      NUMBER OF                1,447,595(1)
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  1,447,595(1)
                        WITH
                                         10    SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,447,595(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.4%

14       TYPE OF REPORTING PERSON*
         OO

---------------
(1) Please see Item 5 for a description of each of the Reporting Persons (as defined herein) interest in the Company (as defined herein).

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 5 of 21 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Rappahannock Investment Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                         7     SOLE VOTING POWER
                      NUMBER OF                1,447,595(1)
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  1,447,595(1)
                        WITH
                                         10    SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,447,595(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.4%

14       TYPE OF REPORTING PERSON*
         CO

---------------
(1) Please see Item 5 for a description of each of the Reporting Persons (as defined herein) interest in the Company (as defined herein).

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 6 of 21 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                          7     SOLE VOTING POWER
                      NUMBER OF                 1,447,595(1)
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   1,447,595(1)
                        WITH
                                          10    SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,447,595(1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.4%

14       TYPE OF REPORTING PERSON*
         IN

---------------
(1) Please see Item 5 for a description of each of the Reporting Persons (as defined herein) interest in the Company (as defined herein).

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 7 of 21 Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the Common Stock, par value $.01 (the "Common Stock"), of LeukoSite, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 215 First Street, Cambridge, MA 02142. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition by Perseus Capital, LLC of more than 5% of the outstanding shares of the Company, as a result of which each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the outstanding shares of the Company. Item 2. Identity and Background.

         (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i) Perseus Capital, LLC, a Delaware limited liability company (the "Purchaser");

         (ii) Perseus Management, LLC, a Delaware limited liability company ("Perseus Management");

         (iii) Perseus, LLC, a Delaware limited liability company ("Perseus");

         (iv) Rappahannock Investment Company, a Delaware corporation ("Rappahannock"); and

         (v) Mr. Frank H. Pearl ("Mr. Pearl").

         The Purchaser was formed in order to make, manage and sell or otherwise dispose of investments in various companies selected by Perseus Management and to fulfill such other purposes as may be determined by Perseus

CUSIP No.  52728R 102                                         Page 8 of 21 Pages

Management from time to time. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of the Purchaser.

         Perseus Management is the sole manager of the Purchaser. Perseus Management, in its capacity as the sole manager of the Purchaser, has discretion to direct the investment and voting decisions of the Purchaser and as such Perseus Management may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser. Perseus Management was formed in order to manage the Purchaser and to make investments through the Purchaser and to fulfill such other purposes as may be determined by Perseus from time to time. Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus Management.

         Perseus is the sole manager of Perseus Management. Perseus, in its capacity as the sole manager of Perseus Management, has discretion to direct the investment and voting decisions of Perseus Management and as such Perseus may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser. Perseus was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex C hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus.

         Rappahannock is the sole member of Perseus. Rappahannock, in its capacity as the sole member of Perseus, has discretion to direct the investment and voting decisions of Perseus and as such Rappahannock may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser. Rappahannock

CUSIP No.  52728R 102                                         Page 9 of 21 Pages

was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes.

         Mr. Pearl is the sole shareholder and sole director of Rappahannock. Mr. Pearl, by virtue of his capacity as the sole shareholder and sole director of Rappahannock, has discretion to direct the investment and voting decisions of Rappahannock and as such may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

         Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, (i) Perseus Management, (ii) Perseus, (iii) Rappahannock and (iv) Mr. Pearl each may be deemed a beneficial owner of the Common Stock held for the account of the Purchaser.

         The address of the principal business and principal offices of (i) the Purchaser, (ii) Perseus Management, (iii) Perseus, (iv) Rappahannock and (v) Mr. Pearl is The Army and Navy Club Building, 1627 I Street, N.W., Suite 610, Washington D.C. 20006. The present principal occupation or employment of Mr. Pearl is as an executive officer of Perseus and its related entities. Mr. Pearl is a United States citizen.

         The executive officers of Rappahannock are Mr. Pearl, Chairman, Mr. Kenneth M. Socha ("Mr. Socha"), Senior Vice President, and Mr. Rodd Macklin ("Mr. Macklin"), Controller and Secretary. The address of the principal business and principal offices of Messrs. Socha and Macklin is The Army and Navy Club Building, 1627 I Street, N.W., Suite 610, Washington D.C. 20006. The present principal occupation or employment of each of Messrs. Socha and Macklin is as executive

CUSIP No.  52728R 102                                        Page 10 of 21 Pages

officers of Perseus and its related entities. Each of Messrs. Socha and Macklin is a United States citizen.

         (d) and (e). Except as otherwise disclosed below, during the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Item
3. Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Purchase Agreement, dated as of June 22, 1999 (the "Stock Purchase Agreement"), between the Company and the Purchaser, the Company issued, and the Purchaser acquired from the Company, 1,030,928 shares of the Company's Common Stock for an aggregate purchase price of $10,000,000 (the "Purchase Price") and the source of which was capital contributions from the members of the Purchaser. The closing of the transaction contemplated by the Stock Purchase Agreement took place on July 20, 1999 (the "Closing Date").

         The Common Stock (or securities derivative thereof) held for the account of the Purchaser may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in

CUSIP No.  52728R 102                                        Page 11 of 21 Pages

the margin accounts, including the Common Stock (or securities derivative thereof), are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

         Except as disclosed herein, the Reporting Persons have acquired the shares of Common Stock for investment purposes.

         A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and incorporated by reference herein and a copy of the Registration Rights Agreement (the "Rights Agreement") is attached hereto as Exhibit 2 and incorporated herein by reference. Set forth below is a summary of the material terms of the Stock Purchase Agreement and Rights Agreement.

         The following summary is qualified in its entirety by reference to the Stock Purchase Agreement and Rights Agreement.

Terms of the Stock Purchase Agreement

         Pursuant to the terms of the Stock Purchase Agreement, during the six
(6) month period following the Closing Date, (a) the respective chief executive officers of the Company and the Purchaser shall, in good faith, discuss the identities of persons who shall be potential nominees (as a representative of the Purchaser) for a seat on the Board of Directors of the Company, (b) after such discussions in good faith the Purchaser shall, at its sole discretion, provide to the Company a list of the names of three to five persons who shall be such potential nominees and, (c) after such list shall have been provided by the Purchaser to the Company, the Company shall select one (1) person from such list and such person's name shall be brought to the next meeting of the full Board of the Company for consideration as a potential

CUSIP No.  52728R 102                                        Page 12 of 21 Pages

member of the Board; provided, that in the event that such person brought to the full Board is not approved as a member of the Board, then the parties agree that they shall be obligated to repeat the process set forth herein a second time. Terms of the Rights Agreement

         Pursuant to the Rights Agreement, the Company granted the Purchaser certain demand registration rights as described more fully in the Rights Agreement in connection with shares of Common Stock issued or issuable pursuant to the Stock Purchase Agreement ("Registrable Securities"). The purpose of such registration rights is to facilitate the Purchaser's ability to dispose of its Registrable Securities in a public sale and the grant of such registration rights to the Purchaser under the Rights Agreement does not represent any present intention on behalf of the Purchaser to dispose of any Registrable Securities to be covered by such a registration statement, although such rights may be exercised in the future. Additional Disclosure

         The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Common Stock issued pursuant to the Stock Purchase Agreement in privately negotiated transactions or in the open market pursuant to the exercise of certain registration rights granted pursuant to the Stock Purchase Agreement as described above, in each case subject to the factors and conditions referred to above and to the terms of the Stock Purchase Agreement and Rights Agreement, as the case may be.

CUSIP No.  52728R 102                                        Page 13 of 21 Pages

In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         Except as described in the Stock Purchase Agreement, or the Rights Agreement, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

CUSIP No.  52728R 102                                        Page 14 of 21 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) As set forth above, on July 20, 1999, the Company issued to the Purchaser, and the Purchaser acquired, 1,030,928 shares of Common Stock. On July 1, 1998, the Company issued to the Purchaser, and the Purchaser acquired, 416,667 shares of Common Stock.

         Accordingly, as of July 20, 1999, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,447,595 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 12,918,306 shares of Common Stock outstanding on June 16, 1999 as disclosed by the Company to the Purchaser in the Stock Purchase Agreement, represents approximately 10.4% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

         (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to have sole power to direct the voting and disposition of the 1,447,595 shares of Common Stock beneficially owned by the Purchaser.

         (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

CUSIP No.  52728R 102                                        Page 15 of 21 Pages

         Paragraph (e) of Item 5 of Schedule 13D is not applicable to this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Common Stock of the Issuer.

         Pursuant to the Rights Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference, the Company has granted the Purchaser, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued pursuant to the Stock Purchase Agreement.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock (or securities derivative thereof), for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

         Except as described elsewhere in this Schedule 13D and as set forth in the Stock Purchase Agreement and Rights Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the

CUSIP No.  52728R 102                                        Page 16 of 21 Pages

Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Item 7. Material To Be Filed as Exhibits.

         1. Stock Purchase Agreement, dated as of June 22, 1999, among the Company and Perseus Capital, LLC, a Delaware limited partnership.

         2. Registration Rights Agreement, dated July 20, 1999, among the Company and Perseus Capital, LLC, a Delaware limited partnership.

         3. Joint Filing Agreement, dated July 30, 1999, among (i) Perseus Capital, LLC, (ii) Perseus Management, LLC, (iii) Perseus, LLC, (iv) Rappahannock Investment Company and (v) Mr. Frank H. Pearl.

CUSIP No.  52728R 102                                        Page 17 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1999

                                    PERSEUS CAPITAL, LLC

                                    By: /s/ KENNETH M. SOCHA
                                        --------------------
                                        Name:  Kenneth M. Socha
                                        Title: Executive Vice President


                                    PERSEUS MANAGEMENT, LLC

                                    By: /s/ KENNETH M. SOCHA
                                        --------------------
                                        Name:  Kenneth M. Socha
                                        Title: Executive Vice President

                                    PERSEUS, LLC

                                    By: /s/ KENNETH M. SOCHA
                                        --------------------
                                        Name:  Kenneth M. Socha
                                        Title: Executive Vice President

                                    RAPPAHANNOCK INVESTMENT COMPANY

                                    By: /s/ KENNETH M. SOCHA
                                        --------------------
                                        Name:  Kenneth M. Socha
                                        Title: Senior Vice President

                                    MR. FRANK H. PEARL

                                    By: /s/ FRANK H. PEARL
                                        ------------------
                                        Name:  Frank H. Pearl

CUSIP No.  52728R 102                                        Page 18 of 21 Pages

                                     ANNEX A

                   Executive Officers of Perseus Capital, LLC


Name/Title/Citizenship               Principal Occupation                 Business Address
----------------------               --------------------                 ----------------
Frank H. Pearl                       Executive officer of Perseus,        The Army and Navy Club
Chairman, President and Chief        LLC and its related entities         Building
Executive Officer                                                         1627 I Street, N.W., Suite 610
United States                                                             Washington D.C. 20006

Kenneth M. Socha                     Executive officer of Perseus,        The Army and Navy Club
Executive Vice President             LLC and its related entities         Building
United States                                                             1627 I Street, N.W., Suite 610
                                                                          Washington D.C. 20006

Rodd Macklin                         Executive officer of Perseus,        The Army and Navy Club
Secretary and Treasurer              LLC and its related entities         Building
United States                                                             1627 I Street, N.W., Suite 610
                                                                          Washington D.C. 20006

         Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP No.  52728R 102                                        Page 19 of 21 Pages

                                     ANNEX B

                  Executive Officers of Perseus Management, LLC


Name/Title/Citizenship               Principal Occupation                 Business Address
----------------------               --------------------                 ----------------
Frank H. Pearl                       Executive officer of Perseus,        The Army and Navy Club
Chairman, President and Chief        LLC and its related entities         Building
Executive Officer                                                         1627 I Street, N.W., Suite 610
United States                                                             Washington D.C. 20006

Kenneth M. Socha                     Executive officer of Perseus,        The Army and Navy Club
Executive Vice President             LLC and its related entities         Building
United States                                                             1627 I Street, N.W., Suite 610
                                                                          Washington D.C. 20006

Rodd Macklin                         Executive officer of Perseus,        The Army and Navy Club
Secretary and Treasurer              LLC and its related entities         Building
United States                                                             1627 I Street, N.W., Suite 610
                                                                          Washington D.C. 20006

         Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP No.  52728R 102                                        Page 20 of 21 Pages

                                     ANNEX C

                       Executive Officers of Perseus, LLC


Name/Title/Citizenship               Principal Occupation                 Business Address
----------------------               --------------------                 ----------------
Frank H. Pearl                       Executive officer of Perseus,        The Army and Navy Club
Chairman, President and Chief        LLC and its related entities         Building
Executive Officer                                                         1627 I Street, N.W., Suite 610
United States                                                             Washington D.C. 20006

Kenneth M. Socha                     Executive officer of Perseus,        The Army and Navy Club
Executive Vice President             LLC and its related entities         Building
United States                                                             1627 I Street, N.W., Suite 610
                                                                          Washington D.C. 20006

Rodd Macklin                         Executive officer of Perseus,        The Army and Navy Club
Secretary and Treasurer              LLC and its related entities         Building
United States                                                             1627 I Street, N.W., Suite 610
                                                                          Washington D.C. 20006

         Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

CUSIP No.  52728R 102                                        Page 21 of 21 Pages

                                  EXHIBIT INDEX

         1. Stock Purchase Agreement, dated as of June 22, 1999, among the Company and Perseus Capital, LLC, a Delaware limited partnership.

         2. Registration Rights Agreement, dated July 20, 1999, among the Company and Perseus Capital, LLC, a Delaware limited partnership.

         3. Joint Filing Agreement, dated July 30, 1999, among (i) Perseus Capital, LLC, (ii) Perseus Management, LLC, (iii) Perseus, LLC, (iv) Rappahannock Investment Company and (v) Mr. Frank H. Pearl.